PARSONS/BURNETT/BJORDAHL/HUME LLP

_________________________________

ATTORNEYS

Robert J. Burnett

rburnett@pblaw.biz

VIA EDGAR CORRESPONDENCE

July 27, 2011

James Allegretto

Senior Assistant Chief Accountant

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:

Lightcollar, Inc.

Registration Statement on Form S-1

Filed June 7, 2011

File No. 333-174759

Dear Mr. Allegretto:

This letter is in response to your comment letter dated July 5, 2011, with regard to the Form S-1 filing of Lightcollar, Inc., a Nevada corporation (“Lightcollar” or the "Company") filed on June 7, 2011.  Responses to each comment have been keyed to your comment letter.

General

1.

The Company takes issue with your statement that the SEC believes that the prospectus should be revised to discuss the blank check nature of the offering.  As you know, Rule 419(a)(2) defines a “blank check company” as a “development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.”  Lightcollar has a specific business plan as delineated in its registration statement.  To that extent, it has expanded on its description of its business plan so that it is set forth in more detail.  It has not indicated any intention to enter into any merger transaction.

Unless the Commission’s position has been modified, in September 2003, Mr. John Reynolds stated at a Small Government Business Forum, that the SEC was not applying Rule 419 to companies with a business plan but without revenues.

505 W. Riverside Avenue, Suite 500, Spokane, WA 99201 • T (509) 252-5066  • F (509) 252-5067 • www.pblaw.biz

_________________________________________________________________

A Limited Liability Partnership with offices in Bellevue and Spokane

James Allegretto

Division of Corporation Finance

July 27, 2011

2.

Where appropriate, references to ‘directors’, ‘officers’ and ‘shareholders’ have been revised to indicate that the Company has a single officer, director and shareholder.

Prospectus Cover Page

3.

The Company has added a disclosure at the top of the Prospectus cover page indicating that the date of the Prospectus is subject to completion.  The Company will enter the date upon the Prospectus being declared effective.

4.

Dealer Prospectus delivery obligation language has been added.  Date to be inserted upon Prospectus being declared effective.

Prospectus Summary, page 3

5.

Additional financial information has been added to the cover page, the risk factor section and the Plan of Operation section.

Risk Factors, page 4

6.

A risk factor has been added.  Additionally, the front page of the Registration Statement has been revised to indicate that corporate counsel will accept service of process.

A Failure to Manage Our Growth Effectively, page 6

7.

The Company has deleted this risk factor.

Our Sole Officer and Director Currently Owns 100% of the Issued and Outstanding Stock, page 6

8.

This risk factor has been revised to indicate that the risk may continue even after completion of the Offering.

Item 4.  Use of Proceeds, page 10

9.

Use of Proceeds has been revised to show all expenses in priority order.

10.

Additional language has been added regarding the tables and potential use of proceeds, as well as the clarification that this is a ‘best-efforts’ offering.

11.

References to loans from our officer/director have been revised.

Item 6.  Dilution, page 12

12.

A clarification has been added to Item 13 to agree with disclosure made in Item 4 that no offering proceeds will be used to pay Offering expenses.

James Allegretto

Division of Corporation Finance

July 27, 2011

Item 8.  Plan of Distribution, page 13

13.

Penny stock information has been added to the Plan of Distribution discussion.

Item 9.  Description of Securities to be Registered, page 13

14.

Shareholder voting requirements have been added to the description of common stock.

Terms of the Offering, page 14

15.

Information regarding potential extension of the Offering has been added in the appropriate sections.

Procedures and Requirements for Subscription, 14

16.

Share issuance plans have been included.

Description of Business, page 15

17.

The Company has clarified its description of business to indicate potential manufacturers and its plan of distribution of the product to customers.

18.

The Description of Business has been revised to indicate a joint design option for its eventual pendants.

19.

The Description of Business has been revised.

20.

Additional information has been added regarding potential governmental regulations and import/export difficulties.

Research and Development, page 16

21.

Additional disclosures have been added throughout the Prospectus identifying the Company’s intended market as the U.S. and Canada.

Description of Properties, page 17

22.

The President’s address is the same as the Company’s contact information on page three, but has been added to this paragraph.

Market Price of, and Dividends On the Registrant’s Common Equity, page 17

23.

A disclosure has been added.

James Allegretto

Division of Corporation Finance

July 27, 2011

Financial Statements, page 18

24.

Note 2 (to the Financial Statements) “Summary of Significant Accounting Policies” has been amended relative to recognizing fair value of services and office space.

Note 1 – Organization and Basis of Presentation, page 26

25.

Note 1 (to the Financial Statements) “Organization and Basis of Presentation” has been amended relative to ownership of the domain name by the Company.  Amendments have also been made elsewhere in the Prospectus to reflect that the Company owns the domain name.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Capital and Liquidity, page 31

26.

This section has been revised.

Plan of Operation, page 31

27.

This section has been revised.

Directors, Executive Officers, Promoters, and Control Persons, page 33

Biographical Information, page 33

28.

This section has been revised.

Involvement in Certain Legal Proceedings, page 33

29.

The qualifying statement has been removed.

30.

All events set forth in Item 401(f) of Regulation S-K have been included.

Certain Relationships and Related Transactions and Director Independence, page 35

31.

Additional information has been added regarding the issuance of stock to Mr. Mills.

32.

A disclosure has been added identifying Mr. Mills as a promoter.

Part II – Information Not Required in Prospectus

Item 15.  Recent Sales of Unregistered Securities

33.

Additional information has been added.

James Allegretto

Division of Corporation Finance

July 27, 2011

Item 16.  Exhibits and Financial Statement Schedules

Exhibit 23.1 – Consent of Independent Accountant

34.

An updated and revised consent of the Company’s independent registered public accountant was filed with the amended S-1 registration statement.

Please contact this office with any further comments or questions.  We are filing the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist Lightcollar in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours,

PARSONS/BURNETT/BJORDAHL/HUME, LLP

/s/ Robert J. Burnett

Robert J. Burnett

RJB:aqs